Exhibit 99.1

BAYTEX RELEASES 2021 ESG REPORT AND INAUGURAL TCFD REPORT

CALGARY, ALBERTA (July 27, 2022) – Baytex Energy Corp. (TSX: BTE) today released its 2021 Environment, Social and Governance (“ESG”) Report, which demonstrates our commitment to transparency and accountability, and shows our progress in managing the environmental and social impacts of our business. Baytex has also released its inaugural Task Force on Climate-related Financial Disclosures ("TCFD") Report. Both reports are available on the Baytex website at www.baytexenergy.com.

“We are pleased to share Baytex's ESG Report and our inaugural TCFD Report. Since 2012, we have proudly reported on our activities to reduce our environmental impacts, promote the safety and well-being of employees, contractors, and communities, and ensure effective governance. We remain focused on key ESG initiatives, including GHG emissions, abandonment and reclamation, strong and mutually beneficial indigenous community relations, safety, and climate risk management. Our focus on ESG is essential to drive sustainable outcomes and long-term viability, alongside shareholder returns," commented Ed LaFehr, President and Chief Executive Officer.

2021 Highlights

•In 2021, we reduced our GHG emissions intensity a cumulative 52% from 2018 levels and 11% below 2020 levels. We have invested more than $20 million in GHG reduction initiatives over the past four years, and continue to pursue innovative and practical solutions to decarbonize our operations. We continue to target a 65% reduction in our GHG emissions intensity by 2025, relative to our 2018 baseline.

•We advanced our abandonment and reclamation work, scaling up activities and achieving company record-level abandonment numbers and applications for reclamation certificates. In 2021, we completed 198 well abandonments, the most in company history.

•We are committed to restoring our 2020 end-of-life well inventory of approximately 4,500 wells to zero by 2040, In doing so, we have made a five-year commitment to invest $100 million from 2022 to 2026, or approximately $20 million per year.

•We are committed to pursuing water management strategies that minimize our fresh water use. In 2021, we displaced 40% of our fresh water usage for completion activities with non-fresh sources and decreased the fresh water intensity of our operations by 15% from our 2020 baseline.

•We continue to make safety a priority. 86% of respondents in an occupational health and safety survey agreed or strongly agreed that Baytex has strong and effective programs intent on protecting its employees. We also set a baseline for employee engagement and key diversity variables, including gender identity, disability, and race/ethnic identity.

•Our Clearwater appraisal program delivered extraordinary results in 2021. Our approach to this development applies best practices to minimize our impacts on the environment and promote social and economic benefits for the community. Building on our strong relationship with the Peavine Métis Settlement, the joint venture agreement continues to create opportunities for meaningful economic participation and inclusion.

•In 2021, wet set a new short-term diversity target for our Board with the goal to reach 30% women Directors by our 2023 Annual General Meeting.

•ESG is of the utmost importance to our Board of Directors. Having expanded the mandate of our Reserves and Sustainability Board Committee in 2020 to include the oversight for sustainability-related matters, in 2021, we added climate-related risks to our enterprise risk management program. Utilizing TCFD criteria, we completed our first transition scenario analysis and qualitative assessment of climate-related risks.

This year's report marks Baytex's sixth ESG report and our second year publishing this report annually. Our 2021 disclosures on our ESG performance are guided by three reporting frameworks: the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI) and the Task Force on Climate-related Financial Disclosures (TCFD). We also engaged a independent third-party to verify our 2021 reported GHG emissions data.

TCFD Report

Baytex has been reporting climate-related information since 2018, when the TCFD first published its reporting framework. We have expanded our disclosure this year with our inaugural stand-a-lone TCFD report.

Highlights from the 2021 report include:

•Conducted enterprise risk assessment with a focus on climate risks.
•Evaluated the qualitative impact of transition-related risks, and associated timeframes.
•Conducted qualitative transition scenario analysis using the IEA's Net Zero by 2050 and Announced Pledges scenarios.
•Conducted sensitivity analysis under various carbon prices and methane regulations.
•Completed third party reasonable assurance of our 2021 emissions.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "initiative", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our key ESG initiatives, including GHG emissions, abandonment and reclamation, strong and mutually beneficial indigenous community relations, safety, and climate risk management; our target of a 65% reduction in our GHG emissions intensity by 2025, relative to our 2018 baseline; our target to reduce our 2020 end-of-life well inventory to zero by 2040 and our commitment to spend $100 million towards that target from 2022 to 2026; and our target to have 30% of directors be women by our 2023 AGM.

The forward-looking statements contained in this news release and Baytex's 2021 ESG Report reflect several material factors, expectations and assumptions which Baytex believes are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. The assumptions on which the forward-looking statements are based and the risk factors and uncertainties that could cause our actual results to differ materially are discussed under “Forward-Looking Statements” in the Management’s Discussion and Analysis contained in our most Interim Report and for a full discussion of our material risk factors, see “Risk Factors” in our Annual Information Form or Form 40-F for our most recently completed financial year, both are available at www.baytexenergy.com. Readers should also refer to the risk factors described in other documents we file from time to time with securities regulatory authorities, which are available at www.sedar.com, www.sec.gov and www.baytexenergy.com.

The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com